Laegacy Inc.
Statement of Changes in Shareholders' Equity
From March 4th, 2020 (Inception) to Sept 30, 2020
(Unaudited)

	Common Stock				
	Shares	Amount	Paid-in-Capital	Accumulated Deficit	Total Shareholders' Equity
Balance, March 4th, 2020 (Inception)	-	$ -	$ -	$ -	$ -
Investment Irawan	521,739	52	164,948		165,000
Investment Alec	3,060,000	306	9,694		10,000
					-
Issuance of founder shares	2,940,000	294	-		294
Net loss				(21,230)	(21,230)
Balance, September 30, 2020	6,521,739	$ 652	$ 174,642	$ (21,230)	$ 154,064